SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 25, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS THAT SCAILEX CORPORATION FILED AN IMMEDIATE REPORT

PARTNER COMMUNICATIONS REPORTS THAT SCAILEX
CORPORATION FILED AN IMMEDIATE REPORT

Rosh Ha’ayin, Israel, June 25, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that Scailex Corporation Ltd. ("Scailex") filed on June 24, 2014 an immediate report.

For Scailex's complete immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=905373 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission.

The said reference to Scailex's complete immediate report does not constitute a confirmation or opinion with respect to its content.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SCAILEX CORPORATION LTD.
("Scailex" or "the Company")
48 Ben Zion Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 • Fax: + 972-3-9300424

June 24, 2014

Israel Securities Authority 22 Kanfei Nesharim Street Jerusalem 95464 Israel (via Magna)	The Tel-Aviv Stock Exchange Ltd. 54 Ehad Ha’am Street Tel-Aviv 65202 Israel (via Magna)

Dear Mr./Ms.,

Re: Immediate Report – pledge of Partner shares exercised by an institutional entity
(Immediate Report in accordance with regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970)

Further to the Company’s Immediate Report dated June 16, 2014 (reference no.: 2014-01-091458) regarding the notice from a financial entity, which is one of the Israeli institutional entities (“the Institutional Entity”), of the calling for the immediate repayment of credit that it had provided and of a warning of an exercise of shares of Partner Communications Company Ltd. (“Partner”), which are pledged as collateral for that credit;

The Company hereby reports that the Institutional Entity issued written notice to the Company today that it sold 1,800,360 shares of Partner today (out of the 3,153,579 Partner shares that were pledged in its favor), for the inclusive total of approximately NIS 50.5 million. The Institutional Entity further notified the Company that the proceeds of the sale were credited against repayment of the Company’s outstanding balance of the credit to it and to cover exercise expenses.

The Company shall take action to transfer the balance of the pledged Partner shares to the Company that was not sold as aforesaid (1,353,219 shares) and to remove the current lien on them.

As a result of that stated, the Company expects to recognize a gain from the sale in its financial statements for the second quarter of 2014 (according to the data on the investment in Partner as of March 31, 2014) at the sum of approximately NIS 15 million.

Subsequent to the sale of the shares by the Institutional Entity, the Company holds approximately 11.4% of Partner’s issued and outstanding and  share capital (not on a diluted basis and while disregarding treasury shares held by Partner); together with the Company’s parent company, Suny Electronics Ltd., approximately 12.79% of Partner’s issued and outstanding share capital (not on a diluted basis and while disregarding treasury shares held by Partner); and, together with S.B. Telecom Israel Ltd., with whom the Company is engaged in a shareholders’ agreement that regulates their mutual accords in relation to Partner as members of Partner’s control core, approximately 43.65% of Partner’s issued and outstanding share capital (not on a diluted basis and while disregarding treasury shares held by Partner). With regard to the Promotion of Competition and Reduction of Centralization Law, 5774 – 2013, see also the holdings of the Company and Suny Electronics Ltd., together with the “Israeli Entities” of shares of Partner that constitute “Shares held by Israeli Entities” as stated in clause 2.1.5.3 in Part A of the Company’s Periodic Report for the year 2013 (reference no.: 2014-01-037668).

Sincerely, Scailex Corporation Ltd. By Mr. Yahel Shachar, C.E.O.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 25, 2014